                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*

                             COMPUTER MOTION, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   205253107
             -------------------------------------------------------
                                 (CUSIP Number)


             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)



------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  205253107          SHEDULE 13G                      Page 2 of 4 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Yulun & Susan Wang Family Trust Dated 9/11/98(3)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     1,002,212(1)(2)
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,002,212(1)(2)
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,002,212(1)(2)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      11.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)


      00
--------------------------------------------------------------------------------

(1) Includes 3,931 warrants to acquire 3,931 shares of common stock and 49,779 stock options held by Yulun Wang to acquire 49,779 shares of common stock that are exercisable within 60 days of December 31, 1999.

(2) Includes 24,912 shares owned by minor children of the trustees. The trustees disclaim beneficial ownership of shares owned by such children.

(3)  Previously filed as Yulun Wang, individual.

ITEM 1.

            (a)   Name of Issuer:  Computer Motion, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                           130-B Cremona Drive
                           Goleta, CA 93117

ITEM 2.

            (a)   Name of Person Filing:  Yulun Wang

            (b)   Address of Principal Business Office:
                           130-B Cremona Drive
                           Goleta, CA 93117

            (c)   Citizenship:  United States of America

            (d)   Title of Class of Securities:  Common Stock

            (e)   CUSIP Number: 205253107

ITEM 3.

            If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


            (a)   [ ]  Broker or dealer registered under Section 15 of the
                       Act;

            (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act;

            (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
                       Act;

            (d)   [ ]  Investment company registered under Section 8 of the
                       Investment Company Act;

            (e)   [ ]  Investment advisor registered under Section 203 of the
                       Investment Advisors Act of 1940;

            (f)   [ ]  Employee benefit plan, pension fund which is
                       subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund;

            (g)   [ ]  Parent holding company, in accordance with
                       Section 240.13d-1(b)(ii)(G);

            (h)   [ ]  A group, in accordance with Section 240.13d-1(b)
                       (1)(2)(H).

ITEM 4.     OWNERSHIP.

            As of December 31, 1999:

            (a) Amount beneficially owned: 1,002,212(1)(2) shares of Common Stock

            (b)   Percent of Class: 11.4%

            (c) The reporting person has sole power to vote or to direct the vote of 1,002,212(1)(2) shares of Common Stock, and sole power to dispose or to direct the disposition of 1,002,212(1)(2) shares of Common Stock

(1) Includes 3,931 warrants to acquire 3,931 shares of common stock and 49,779 stock options held by Yulun Wang to acquire 49,779 shares of common stock that are exercisable within 60 days of December 31, 1999.

(2) Includes 24,912 shares owned by minor children of the trustees. The trustees disclaim beneficial ownership of shares owned by such children.

ITEM 5.     OWNERSHIP OF 5% OR LESS OF CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 10, 2000            By:        /s/ Yulun Wang
                                         ---------------------------------------
                                         Yulun Wang, Trustee, Yulun &
                                         Susan Wang Trust, Dated 9/11/98